SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to                         .

Commission File No. 00-26505

A.	Full title of the plan and the address of the Plan, if Different from that of the issuer named below:

COMMUNITY NATIONAL BANK 401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Community Bancorp, Inc.

900 Canterbury Place Suite 304

Escondido, California 92025-3836

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY NATIONAL BANK 401(k) PROFIT SHARING PLAN

Date: August 18, 2003	/s/ PATRICIA M. ROSA

Patricia M. Rosa Community National Bank Vice President–Human Resources Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description
1	Community National Bank 401(K) Profit Sharing Plan, Unaudited
Financial Report as of and for the year ended December 31, 1999